VIA EDGAR

September 13, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:          Brian R. Cascio, Accounting Branch Chief

Re:             CardioNet, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed on February 23, 2010

File No. 001-33993

Dear Mr. Cascio:

This letter responds to your letter dated August 23, 2010, which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”).  The Staff’s August 23, 2010 letter references the Company’s letter, dated August 6, 2010, to the Staff regarding the Staff’s comments contained in your letter dated July 19, 2010.

For your convenience, we have included each of the Staff’s comments in italics before the corresponding response.  The Staff’s comments and the Company’s responses thereto are numbered to correspond with the paragraphs numbered in your August 23, 2010 letter.  Where indicated below, the Company intends to draft its disclosure in future filings with the Commission under the Securities Exchange Act of 1934, as amended, to reflect the positions explained in the comment responses below.

Pursuant to your letter dated June 30, 2010, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2009

Results of Operations — Years Ended December 31, 2009 and 2008, page 55

1.                                       We reference your response to comment 3.  Please tell us why you believe that the disclosures on pages 51 and 55 provide an understanding of the significant events affecting your business and their impact on the provision.  Please clarify how this explains the reasons for the significant increase in your provision for bad debt expense.  Your disclosure only indicates that you have recorded additional bad debt expense based on collection experience.  The discussion of the impact of your entrepreneurial past from your response is also not clear.  Your response appears to attribute the increase in the allowance to the continuing need to make investments in infrastructure, including your billings and collections and indicates the enhancement in billings and collections lagged the growth in transaction volume and created operational difficulties.  Please tell us if you determined the impact that these operational difficulties had on your bad debt experience.  In addition, tell us when you implemented changes to correct the operational difficulties.

Response:

In order to provide a clear response to the various aspects of the Staff’s comment, we have divided the comment into excerpts in our response.

Question excerpt: We reference your response to comment 3.  Please tell us why you believe that the disclosures on pages 51 and 55 provide an understanding of the significant events affecting your business and their impact on the provision.  Please clarify how this explains the reasons for the significant increase in your provision for bad debt expense.  Your disclosure only indicates that you have recorded additional bad debt expense based on collection experience.

The Company believes that the discussion in the 2009 Form 10-K regarding its recent cash collection experience was the most relevant information for the reader of the financials to understand the increase in the provision for bad debt expense. The Company acknowledges that the disclosure can be enhanced and will include in future filings, as the Staff has indicated, a more robust discussion of the reasons for changes in bad debt expense, as well as other factors considered in determining the allowance for doubtful accounts. These other factors include the age of the receivable, the specific payor, and individual facts and reasons for a denial, as well as any other relevant information.

Question excerpt: The discussion of the impact of your entrepreneurial past from your response is also not clear.  Your response appears to attribute the increase in the allowance to the continuing need to make investments in infrastructure, including your billings and collections and indicates the enhancement in billings and collections lagged the growth in transaction volume and created operational difficulties.  Please tell us if you determined the impact that these operational difficulties had on your bad debt experience.

The increase in bad debt expense was primarily related to several operational challenges the Company experienced in the first half of 2009 and as well as industry specific challenges. These challenges caused a larger portion of the Company’s receivables to age. Because of the extended aging, the Company experienced higher levels of bad debt expense during 2009. The operational difficulties the Company experienced are summarized below:

•                  Operational challenges — Several of our experienced upper and middle management resources in the reimbursement department were reallocated to other departments in the fourth quarter of 2008 and first quarter of 2009 in anticipation of volume growth during that period.

As a result, billing and collections resources were not used in the most efficient manner possible. Billing activities became backlogged, and effort was not spent attempting to collect receivables from customers with high historical collection rates. This led to a longer billing cycle, cash collections declined, and receivables aged to a point that many became uncollectible due to the passage of time.

•                  CPT code — The implementation of the CPT code occurred in the same time frame as the impact from the operational challenges. The implementation of the CPT code caused an already complicated reimbursement environment with insurance carriers to become more complex. The various challenges experienced from working with payors during the implementation of the CPT code took longer than anticipated to resolve. Ultimately, a large portion of receivables remained outstanding compared to the prior year, and were deemed uncollectible as they aged.

In addition to the internal challenges highlighted above, there are complexities arising from the unique aspects the industry faces. These include managing the intricacies of obtaining reimbursement from insurance carriers, as well as payment from patients after a service has been provided. Even though the Company has contracts with many carriers, it is still possible to have claims that age and become uncollectible. For many providers in the healthcare industry, obtaining reimbursement from insurance carriers can be complex and cumbersome and in many cases can take years.

Collecting patient portions of receivables is also a frequent challenge within the healthcare industry. For example, the Company needs to receive payment from the insurance company prior to billing the patient for their portion of the service fee. Coupled with macroeconomic factors, such as the poor economic environment, challenges in collecting patient pay balances can be exacerbated by the time it takes the insurance provider to issue payment to us.

The impact from different challenges the Company experienced cannot be reasonably segregated from one another. The Company processes approximately 20,000 claims per month, and it would not be practical to perform the claim-by-claim review that would be necessary to determine the distinction between the causes of additional bad debt expense. The Company performs a comprehensive review, by payor and by aging, of its accounts receivable at least quarterly, and establishes an allowance for doubtful accounts for receivables that are estimated to be uncollectible. The impacts from the operational difficulties, as well as the other challenges encountered and described above, caused a larger portion of the Company’s receivables to age and resulted in higher levels of bad debt expense during 2009.

Question excerpt: In addition, tell us when you implemented changes to correct the operational difficulties.

The Company implemented operational improvements to its billing and collection functions in Fall 2009. Several strategies were employed, including the internal reallocation of staff, continued hiring of appropriately trained personnel, employing temporary employees, proactively working with insurance payors to implement code changes, engaging a third party collections agency, implementing an electronic claims processing system to minimize manual input and establishing periodic metrics to review with the collections team. That being said, the Company continually implements changes as needed to address relevant process issues.

The Company specifically considered its billing and collections practices in relation to its internal control effectiveness assessment as of December 31, 2009. The Company did not identify specific financial reporting design gaps or ineffective controls as it pertains to revenue and accounts receivable, and more specifically, the billing and collection processes at December 31, 2009. The Company prepared narratives and completed detailed walkthroughs of the revenue and receivables process. The Company also performed detail tests to determine the effectiveness of its controls, and did not identify errors in its testing. Although the Company experienced these operational challenges, it believes it maintained appropriate internal controls over financial reporting.

2.                                       Please tell us if you have provided an allowance for accounts more than 120 days past due that were re-billed.  Please also tell us the amount of those accounts that were re-billed that have been collected.

Response:

At the time of re-bill, a number of the claims were partially or fully reserved for in accordance with the Company’s policy. Reserves have been established as appropriate as the re-billed claims have aged. As of June 30, 2010, the Company has collected approximately 60% of the accounts that were re-billed in October 2009. The remaining net receivables that were re-billed as part of the 120 day mass re-bill are less than 5% of total receivables as of June 30, 2010.

Within the healthcare industry, it is common for claims to be re-billed in order to obtain reimbursement. Typically, the re-bill process happens on a claim-by-claim basis; however, this had not been consistently performed prior to the mass re-bill discussed above. As such, the Company performed a re-bill of all accounts over 120 days to ensure that it was on record with the payor that any originally denied claims were appealed within an appropriate time frame. The 120 day cut-off was chosen for practicality and operational expediency to obtain the most effective results from the re-bill.

Financial Statements

Note 2.  Accounts Receivables and Allowance for Bad Debt, page 69

3.                                       We note your response to comment 4.  Please tell us what you mean by the reference to billing Medicare and most commercial insurance payors at the “gross case rate” and clarify how this compares to estimated net realizable value.  Your response indicates that service revenue is recorded at contractually established rates.  Tell us if you have any revenue that is not recorded at contractually established rates or estimated net realizable value.  We note that your accounting policy indicates that accounts receivable are reported on your balance sheet at estimated net realizable value.  If your sales are billed at contractually established or negotiated rates for Medicare and commercial payors or net realizable value for non-contracted commercial payors as indicated in your accounting policy on page 50 tell us why you record a significant allowance for doubtful accounts to reflect receivables at estimated net realizable value.  We note that your allowance was 47.5% of receivables at June 30, 2010.  You also indicate that your accounts receivable are written-off after appropriate collection efforts have been exhausted.  Please tell us how you determine when you have exhausted appropriate collection efforts and write-off receivables that are deemed to be uncollectible.

Response:

In order to provide a clear response to the various aspects of the Staff’s comment, we have divided the comment into excerpts in our response.

Question excerpt: Please tell us what you meant by the reference to billing Medicare and most commercial insurance payors at the “gross case rate” and clarify how this compares to estimated net realizable value. Your response indicates that service revenue is recorded at contractually established rates. Tell us if you have any revenue that is not recorded at contractually established rates or estimated net realizable value.

In accordance with its revenue recognition policy, the Company recognizes all revenue at estimated net realizable value.

The Company recognizes revenue in accordance with both the general revenue recognition guidance, as well as healthcare industry-specific guidance.  The general guidance in ASC 605-10-S99 outlines four criteria for revenue recognition. The Company believes that its policy meets the four criteria for revenue recognition:

1.               In accordance with the first criterion, persuasive evidence of an arrangement exists from the physician prescription that is submitted to the Company to initiate service;

2.               The Company recognizes revenue when service has been provided. The service period begins when the patient begins transmitting data to the monitoring center, and ends when data stops being transferred. Thus, the Company’s policy meets the second criterion;

3.               As contemplated by the third criterion, the seller’s price is fixed and determinable for Medicare based on published reimbursement rates, for contracted payors based on the contractual reimbursement rate and for non-contracted payors based on historic payment trends, and the Company does not recognize revenue until cash is received if a consistent payment history is not available, or a trend cannot be determined; and

4.               Collectability is reasonably assured from Medicare based on its reimbursement guidelines, from the contracted commercial payor based on the contract agreement and on non-contracted payors based on historical payment trends. These payors represent established, credit-worthy entities such as governmental agencies and commercial insurance carriers. As a result the fourth criterion for revenue recognition is met.

The Company also follows the industry-specific guidelines in ASC 954-605-25, which requires revenue to be recorded at a gross rate with contractual allowances deducted to arrive at net service revenue.

The Company’s net service revenue is determined by the contractual rate for contracted payors and is recognized at the time service is provided. No estimate or subsequent adjustments to the contractual allowances are required for contracted payors. For the Company’s non-contracted payors, net realizable value is estimated based on historical payment trends. When payment is received, the Company adjusts the contractual allowance, if necessary, to arrive at net service revenue.

The Company constantly reviews internal information and industry practices, and also challenges its methodology to ensure that it accurately records revenue consistent with the relevant accounting guidance. For example, in 2009, the Company identified a new trend indicating that non-contracted payors, that historically had been paying the Company, were beginning to deny claims. Due to the new payment trend, the Company began recording revenue for these non-contracted payors at the time payment was received as opposed to when the service was provided. Also, the Company reviewed the outstanding net receivables from non-contracted payors and revised the allowance for receivables estimated to be uncollectible. Currently, almost 100% of the Company’s non-contracted business is recognized on a cash basis.

Question excerpt: We note that your accounting policy indicates that accounts receivable are reported on your balance sheet at estimated net realizable value. If your sales are billed at contractually established or negotiated rates for Medicare and commercial payors or net realizable value for non-contracted payors as indicated in your accounting policy on page 50 tell us why you record a significant allowance for doubtful accounts to reflect receivables at estimated net realizable value. We note that your allowance was 47.5% of receivables at June 30, 2010.

Services are billed at the gross case rate, and as described above, revenue is recognized at net realizable value. The nature of the health care industry requires that the Company spend considerable efforts in collecting for what it has contractually earned. Because of the nature of the industry, the collection process can take several months to several years.  As collection efforts proceed, the related receivables age. As the receivables age, the likelihood of collection diminishes in spite of the fact that the Company has contracts stipulating the rate at which it is to be reimbursed for its services.  The Company’s accounting policy regarding its allowance for doubtful accounts recognizes this reality, and as receivables age and other events become known, the Company recognizes bad debt expense to reflect receivables at net realizable value. The Company’s allowance is high as a percentage of its overall accounts receivable since a significant portion of its receivables are older and fully reserved but have not yet been written-off.

Question excerpt: You also indicate that your accounts receivable are written-off after appropriate collection efforts have been exhausted.  Please tell us how you determine when you have exhausted appropriate collection efforts and write-off receivables that are deemed to be uncollectible.

The determination of when all collection efforts have been exhausted is dependent upon several factors, including the age of the receivable, the payor and individual facts and circumstances for denial. Once these factors have been met, the Company performs an annual write-off, typically in the fourth quarter. A majority of the allowance pertains to older claims that were not written off in 2009, due to the Company continuing its collection efforts related to the claims resulting from the 2009 operational difficulties noted above. It will take some time for these claims to flow through the system especially given the Company performs one write-off per year.

The Company is considering performing write-offs more frequently, possibly quarterly. The Company does not expect an income statement impact as a result of more frequent write-offs as by the time collection efforts are exhausted the claim will have been fully reserved.

4.                                       Please provide a summary aging of the type of receivables by percentage included in your allowance for doubtful accounts as of the most recent date (e.g. Medicare, commercial payors, individual patients, etc.).  In addition, provide a rollforward of your allowance by type of receivable from December 31, 2008 through June 30, 2010.

Response:

A summary aging of the type of receivables by percentage included in the Company’s allowance for doubtful accounts as of June 30, 2010 is as follows:

	0 to 6 Mths	7 to 12 Mths	13 to 18 Mths	> 18 Mths	Total
Medicare	0.3%	1.3%	1.4%	4.2%	7.2%
Commercial	2.0%	10.9%	21.3%	48.1%	82.3%
Patient Pay	1.0%	2.3%	4.2%	3.0%	10.5%
Total	3.3%	14.5%	26.9%	55.3%	100.0%

Based on the table above, the Company carries the majority of its allowance for doubtful accounts in the greater than 18 month aging category. This is due to the Company’s current annual write-off policy, as well as the additional fully reserved claims that were not written off in 2009. There were many claims that were related to the re-bill in Fall 2009 for which the Company continued to pursue collection efforts.

In addition, a rollforward of the Company’s allowance for doubtful accounts by type of receivable from December 31, 2008 through June 30, 2010 is as follows:

Allowance for Doubtful Accounts Rollforward - Consolidated

in thousands	Medicare	Commercial	Patient Pay	Total
Balance - December 31, 2008	1,372	10,605	2,449	14,426
Provision	1,379	13,525	5,078	19,982
Write-offs	(1,132)	(6,057)	(4,823)	(12,012)
Balance - December 31, 2009	1,619	18,073	2,704	22,396
Provision	762	7,416	946	9,124
Write-offs	(121)	(34)	(421)	(576)
Balance - June 30, 2010	2,260	25,455	3,229	30,944

5.                                       Please also tell us how you considered the significant bad debt expense each period in your revenue recognition policy.  Please clarify how you determine that you have recorded revenue at estimated net realizable value.

Response:

The Company believes that its revenue recognition policy is applied consistent with the applicable accounting guidance as discussed in the Company’s response to Staff question #3 above. The Company has considered the causes of its higher bad debt expense, and does not believe it is attributable to revenue recognition. Instead, it is due to the operational difficulties and the industry factors discussed in the Company’s response to Staff question #1 above.

If you have any questions about the foregoing, please feel free to contact me at (610) 729-5000 or Justin W. Chairman of Morgan, Lewis & Bockius LLP, the Company’s outside legal counsel, at (215) 963-5061.

Sincerely,

/s/ Joseph H. Capper

Joseph H. Capper

President and Chief Executive Officer

Enclosures

cc:              Jeanne Bennett, Securities and Exchange Commission

Gabriel Eckstein, Securities and Exchange Commission

Geoffrey Kruczek, Securities and Exchange Commission

Martin James, Securities and Exchange Commission

Heather C. Getz, CardioNet, Inc.

Justin W. Chairman, Morgan, Lewis & Bockius LLP